UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

(Rule 13d-101 Information to Be Included In Statements Filed Pursuant To
Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a))

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

The Providence Service Corporation
(Name of Issuer)

Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

743815102
(CUSIP Number)

Eric S. Gray 13401 Railway Drive Oklahoma City, Oklahoma 73114 (405) 752-8802
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 1, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 743815102

1.	Names of Reporting Persons: 73114 Investments, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Oklahoma, United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	2,292,895
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	2,292,895
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,292,895
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11: 17.8%
14.	Type of Reporting Person (See Instructions): OO

Schedule 13D
Page 2 of 8 Pages

CUSIP No. 743815102

1.	Names of Reporting Persons: Avalon Correctional Services, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds WC
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: Oklahoma, United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	2,292,895
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	2,292,895
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,292,895
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11: 17.8%
14.	Type of Reporting Person (See Instructions): CO

Schedule 13D
Page 3 of 8 Pages

CUSIP No. 743815102

1.	Names of Reporting Persons: Donald E. and Tiffany Smith, Joint Tenants
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	7,200
	8.	Shared Voting Power	2,292,895
	9.	Sole Dispositive Power	7,200
	10.	Shared Dispositive Power	2,292,895
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,300,095
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11: 17.9%
14.	Type of Reporting Person (See Instructions): IN

Schedule 13D
Page 4 of 8 Pages

CUSIP No. 743815102

1.	Names of Reporting Persons: Michael Bradley
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	1,000
	8.	Shared Voting Power	2,292,895
	9.	Sole Dispositive Power	1,000
	10.	Shared Dispositive Power	2,292,895
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,293,895
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11: 17.8%
14.	Type of Reporting Person (See Instructions): IN

Schedule 13D
Page 5 of 8 Pages

CUSIP No. 743815102

1.	Names of Reporting Persons: Eric S. Gray
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	1,000
	8.	Shared Voting Power	2,292,895
	9.	Sole Dispositive Power	1,000
	10.	Shared Dispositive Power	2,292,895
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,293,895
12.	Check if the Aggregate Amount in Row 11 Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row 11: 17.8%
14.	Type of Reporting Person (See Instructions): IN

Schedule 13D
Page 6 of 8 Pages

This Amendment No. 5 (this “Fifth Amendment”) to Schedule 13D is filed on behalf of the Filing Parties named in the Prior 13D with the Securities and Exchange Commission (the “Commission”) with respect to the Common Stock, par value $0.001 per share (the “Common Stock”), of The Providence Service Corporation, a Delaware corporation (the “Issuer”).  This Fifth Amendment amends the initial statement on Schedule 13D filed by the Filing Parties on November 7, 2008 (the “Original 13D”), Amendment No. 1 thereto filed on January 22, 2009 (“Amendment No. 1”), Amendment No. 2 thereto filed on February 13, 2009 (“Amendment No. 2”), Amendment No. 3 thereto filed on February 23, 2009 (“Amendment No. 3”) and Amendment No. 4 thereto filed on March 2, 2009 (“Amendment No. 4” and with the Original 13D, Amendment No. 1, Amendment No. 2 and Amendment No. 3, the “Prior 13D”).  Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning ascribed to them in the Prior 13D.  Except as indicated herein, the information set forth in the Prior 13D remains unchanged.

Item 4.	Purpose of Transaction

Item 4 is hereby amended to add the following before the final paragraph of the Item.

The Filing Parties seek to elect Michael C. Bradley, Jr. and Captain Brian T. Costello, USN (ret), as directors of the Issuer, whom the Filing Parties nominated for election by letter dated February 19, 2009, addressed to the Issuer pursuant to Section 2.02 of the Issuer’s Bylaws.  The Issuer has not responded to that letter or that nomination.

On May 1, 2009, the Filing Parties filed their preliminary proxy materials with the Commission for the 2009 Annual Meeting of Stockholders of the Issuer seeking the election of Messrs. Bradley and Costello. After obtaining comments from the Issuer and following the filing of definitive proxy materials by the Filing Parties with the Commission, the Filing Parties intend to undertake a proxy solicitation with the goal of effecting the election of Messrs. Bradley and Costello.

The foregoing description of the preliminary proxy materials is qualified in its entirety by reference to the preliminary proxy materials filed by the Filing Parties with the Commission on May 1, 2009.

Item 5.	Interest in Securities of the Issuer

Paragraph (c) of Item 5 is hereby amended and restated in the following respects:

(c) During the past 60 days, the Filing Parties effected no transactions in the Common Stock.

Schedule 13D
Page 7 of 8 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: May 1, 2009	/s/ Donald E. Smith
Donald E. Smith, for himself and as attorney-in-fact
for Tiffany Smith, Eric S. Gray and Michael Bradley

73114 Investments, L.L.C.

By:	/s/ Donald E. Smith
Donald E. Smith, Chief Executive Officer

Avalon Correctional Services, Inc.

By:	/s/ Donald E. Smith
Donald E. Smith, Chief Executive Officer

Schedule 13D
Page 8 of 8 Pages